Exhibit 99.1

NOTICE TO SHAREHOLDERS

UPDATE ON DUAL LISTING

AUCTION AND PAYMENT OF BDR FRACTIONS

JBS S.A. (“JBS S.A.” or “Company”) and JBS N.V. (“JBS N.V.”) – NYSE: JBS, B3: JBSS32, in addition to the material facts disclosed by JBS S.A. on July 12, 2023, September 4, 2023, March 17, 2025, April 22, 2025, May 23, 2025, May 30, 2025, June 6, 2025 and June 11, 2025, pursuant to which information on the Dual Listing was disclosed, in continuity with the operating procedures arising from the Dual Listing, hereby informs its shareholders and the market that, on October 8 , 2025, JBS N.V. will initiate a sale auction on B3 for the sale of BDRs arising from the fractions of shares of JBS S.A. remaining from the merger of shares carried out under the Dual Listing, as described in the “Protocol and Justification for the Merger of JBS S.A. shares by JBS Participações Societárias S.A.”, dated April 22, 2025.

Auction Information:

Code: JBSS32

Number of BDRs: 14,188

Reference Price: R$ 80.24

Start Date: October 08, 2025

Intermediary: ÁGORA CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

If the sale offer is not met in its entirety during the auction, the intermediary will record the unmet balance in the closing call, until the offer is met in its entirety or for up to five (5) consecutive trading sessions. JBS S.A. and JBS N.V. will keep their shareholders and the market updated on the results and conclusion of the auction.

The amounts earned in the referred sale of the BDRs will be made available, net of fees, to the shareholders holding the respective fractions, in proportion to their interest in each security sold, in the current accounts of said shareholders, or transferred to their respective custody agents, provided that the shareholders’ registration is duly updated before the bookkeeper of the shares issued by the Company, Banco Bradesco S.A. (“Bookkeeper”). For those shareholders whose registration is outdated, the amounts will remain available at the Bookkeeper.

The terms used in capital letters in this Notice to Shareholders and that have not been expressly defined shall have the meaning attributed to them in the material fact disclosed by the Company on May 23, 2025.

Additional information may be obtained from the Investor Relations Department of JBS, by e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 2nd Floor, CEP 05118-100, São Paulo - SP or on the JBS N.V. website. (https://ir.jbsglobal.com/).

No Offer or Solicitation

This Notice to Shareholders is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, October 6, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer